[Rentech Letterhead]
March 27, 2009
VIA EDGAR AND FEDEX
Rufus Decker
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rentech, Inc.
Forms 10-K and 10-K/A for the fiscal year ended September 30, 2008
Form 10-Q for the period ended December 31, 2008
File No. 1-15795
Dear Mr. Decker:
     Rentech, Inc. (the “Company”) received your letter of March 26, 2009, including your comments on the reports described above. As David Zaheer of Latham & Watkins LLP (our outside counsel) discussed with Dorine Miller yesterday, the Company intends to file its Definitive Proxy Statement with the SEC on Monday, March 30, 2009. Because comments 7 and 8 affect the summary compensation table to be included in the Definitive Proxy Statement, the Company is supplementally providing you its responses to these two comments at this time. The Company respectfully requests to discuss these responses with the Staff before it files its Definitive Proxy Statement. The Company is preparing its responses to the remaining comments in your letter, and looks forward to sending them to you as soon as practicable.
     Also as Mr. Zaheer discussed with Ms. Miller yesterday, the Company will be filing a universal shelf registration statement on Form S-3 with the SEC today. If you have any questions regarding this letter or the Form S-3, please contact the undersigned, Dan Cohrs, at (310) 571-9805.
     For your convenience, each of the responses to comments 7 and 8 below correspond to the italicized comment that immediately precedes it, which has been reproduced from your letter in the order presented.

March 27, 2009

FORM 10-K/A FOR THE YEAR ENDED SEPTEMBER 30, 2008
Summary Compensation Table, page 15
7.	The information in the summary compensation table should be provided for each of the company’s last three completed fiscal years as required by Item 402(c)(1) of Regulation S-K.
     Response:
     In response to the Staff’s comment, the Company is supplementally providing the Staff with a revised summary compensation table, attached hereto as Exhibit A, which provides compensation data for the Company’s last two completed fiscal years. As permitted by Item 402 of Regulation S-K, the Company is only providing the data for the last two completed fiscal years (rather than the last three completed fiscal years), because it is not required to restate compensation disclosure for fiscal years ending prior to December 15, 2006. Since the Company’s fiscal year ends on September 30, the Company was first required to comply with the 2006 amendments to the executive compensation disclosure rules for its fiscal year ended September 30, 2007. Therefore, in the Form 10-K/A, the Company was only required to provide a summary compensation table covering the fiscal years ended September 30, 2007 and 2008. Subsequent to filing its Form 10-K/A, the Company filed a summary compensation table in its preliminary proxy statement on March 20, 2008, which includes the required information for both fiscal year 2007 and fiscal year 2008. Starting with its Annual Report on Form 10-K for its fiscal year ended September 30, 2009, the Company will include a full three fiscal years of data in its summary compensation table.
8.	Please note that you must include the dollar value of bonus (cash and non-cash) earned by each NEO during the fiscal year. Since, based on your disclosure, the amount of the bonus appeared to be calculable at the time you filed Form 10-K, footnote disclosure alone is not sufficient. Further, the amount of the bonus must be included in the column for total compensation. It appears that your total compensation column does not include this amount. Confirm that in future filings you will include the dollar amount of cash and non-cash bonus earned in the summary compensation table, regardless of whether you have determined when to pay the bonus at the time you file your Form 10-K. Our comment also applies to your Form 8-K dated February 12, 2009.
     Response:
     The Company has not disclosed the full amount of the bonuses in its summary compensation table because there is some uncertainty as to whether the bonuses will be awarded and payments will be made. Although the Company has now awarded and paid half of the bonuses and expects to determine both the timing and form of the other half of the bonuses, the Company is not obligated to pay the other half of the bonuses to the officers. The Company believed that including the full amount of the bonuses in the summary compensation table might imply that the bonuses were earned and that the Company was therefore required to pay the full amount of the bonuses to the NEOs. However, in response to the Staff’s comment, the Company has revised the summary compensation table, as set forth in Exhibit A attached hereto, to include

March 27, 2009

the maximum dollar value of the bonuses that may awarded and may be paid to the NEOs for fiscal 2008. The footnotes to the table clarify that the Company is not required to pay the second half of the bonuses to the NEOs now included in the table.
     The Company hereby confirms that it will include the maximum dollar amount of cash and non-cash bonuses that may be awarded and paid to its NEOs in the summary compensation table of future filings with appropriate footnote disclosure, regardless of whether the Company has determined to award or pay such bonuses at the time of such filings.
Closing
     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Response:
     The Company concurrently herewith is providing a written statement acknowledging the matters referenced in the three bullet-points above, the form of which is attached hereto as Exhibit B.
     Please call Dan Cohrs at (310) 571-9805 or David Zaheer of Latham & Watkins LLP at (213) 891-8045 if you would like to discuss this letter.

Very truly yours,
/s/ Dan J. Cohrs
Dan J. Cohrs
Executive Vice President and Chief Financial Officer Rentech, Inc.

cc:	Tony Richmond, Esq. John Huber, Esq. Colin Morris, Esq.

March 27, 2009

Exhibit A
Summary Compensation Table

							Change in
						Non-Equity	Pension Value
				Stock	Option	Incentive Plan	and Deferred	All Other
		Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation
Name and Principal Position	Year	($)	($) (1)	($) (2)	($) (2)	($)	($)	($) (3)	Total
D. Hunt Ramsbottom,	2008	$381,601	$413,000	$895,484	$204,536	—	—	$27,100	$1,921,721
Chief Executive Officer	2007	$384,100	$470,150	$742,500	—	—	—	$28,022	$1,624,772

I. Merrick Kerr,	2008	$261,210	—	$390,000	$49,089	—	—	$36,672	$736,971
Chief Financial Officer (4)	2007	$278,280	$162,900	$487,500	—	—	—	$38,398	$967,078

Douglas M. Miller,	2008	$312,874	$140,600	$658,834	$106,359	—	—	$38,699	$1,257,366
Executive Vice President	2007	$311,400	$103,200	$618,750	—	—	—	$33,803	$1,067,153
of Renewable Energy Businesses

Richard T. Penning,	2008	$268,343	$95,350	$550,781	—	—	—	$97,821	$1,012,295
Executive Vice President	2007	$188,727	$116,350 (5)	$364,260	—	—	—	$111,044	$780,381
of Commercial Affairs

Colin M. Morris,	2008	$210,757	$114,750	$258,163	$61,361	—	—	$28,847	$673,878
General Counsel	2007	$204,925	$127,500	$216,000	—	—	—	$26,661	$575,086

(1)	The amounts in this column represent the maximum bonuses for fiscal 2008 that could be paid to each of Messrs. Ramsbottom, Miller, Penning, and Morris. On February 12, 2009, we paid one-half of these maximum bonus amounts in cash to the executive officers, which cash payments are included in the table above. Although we expect to determine both the timing and form of additional payments, if any, as we monitor the performance and our projected cash available by the end of fiscal year 2009, we currently are not obligated to pay any additional bonuses to these officers at this time. If all or a portion of the remaining one-half of the maximum bonuses is not paid to one or more of these executives, the amounts in this column will be decreased in future filings with the Securities and Exchange Commission.

The fiscal 2007 bonus was awarded in December 2007 and was payable 80% in cash, with the remaining 20% being withheld to purchase shares of Rentech common stock. For a further discussion, refer to the section entitled “Long-Term Incentive Equity Awards”.

(2)	Amounts reflect the amounts recognized for financial statement reporting purposes in fiscal year 2007 and 2008, calculated in accordance with Statement of Financial Accounting Standards No. 123(R) Share-Based Payment (“SFAS No. 123(R)”). With respect to 2008, see Note 15-Accounting for Stock Based Compensation in Rentech’s 2008 Form 10-K, filed with the SEC on December 15, 2008, and with respect to 2007, see Note 15 — Accounting for Stock Based Compensation in Rentech’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007, for an explanation of the valuation model assumptions used.

(3)	For 2008, All Other Compensation includes 401(k) matching contributions of $0, $11,478, $11,599, $11,321 and $5,922 for Messrs. Ramsbottom, Kerr, Miller, Penning and Morris, respectively. See the table titled “Perquisites” below for more information regarding All Other Compensation for 2008. For 2007, All Other Compensation includes 401(k) matching contributions of $10,398, $14,553, and $1,661 for Messrs. Kerr, Miller, and Morris, and legal fee reimbursement of $5,798 for Mr. Penning related to his employment agreement. All Other Compensation for 2007 also includes perquisites valued at the aggregate incremental cost to Rentech, consisting of car allowance, relocation expenses, and financial and tax planning services paid by Rentech.

(4)	As required by Item 402(a)(3) of Regulation S-K, the table includes all individuals who acted in the capacity of Principal Financial Officer during the last completed fiscal year. Mr. Kerr served in the position of CFO from October 2007 to

March 27, 2009

July 2008 and Mr. Miller served as interim CFO from July 2008 through September 2008. Subsequent to fiscal year end, Mr. Cohrs was appointed as the CFO in October 2008.

(5)	Amount includes a commencement bonus of $15,000. The commencement bonus was not subject to the apportionment described in the second paragraph of Note 1.
Perquisites

		Relocation	Financial & Tax
Name	Auto Allowance	Expenses	Planning	Total

D. Hunt Ramsbottom	$11,500	—	$15,600	$27,100
I. Merrick Kerr	$9,594	—	$15,600	$25,194
Douglas M. Miller	$11,500	—	$15,600	$27,100
Richard T. Penning	$11,500	$60,000	$15,000	$86,500
Colin M. Morris	$8,625	—	$14,300	$22,925

March 27, 2009

Exhibit B
Acknowledgement of Company

March 27, 2009

[Rentech Letterhead]
March 27, 2009
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Judiciary Plaza
Washington, D.C. 20549
Attention: Rufus Decker

Re:	Rentech, Inc.
Forms 10-K and 10-K/A for the fiscal year ended September 30, 2008
Form 10-Q for the period ended December 31, 2008
File No. 1-15795
Ladies and Gentlemen:
     Rentech, Inc. (the “Registrant”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registrant’s filings and (c) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Rentech, Inc.
By:	/s/ Dan J. Cohrs
	Name:	Dan J. Cohrs
	Title:	Executive Vice President and Chief Financial Officer